RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RECORD PRODUCTION FROM LOULO BOOSTS Q2 GOLD SALES REVENUE

London, 2 August 2007 – The continuing increase in gold production at Randgold Resources’ Loulo mine in Mali, together with the rolling out of hedges, boosted the company’s gold sales revenue for the June quarter to US$66.2 million - up on the March quarter (US$63 million) and the comparable quarter in 2006 (US$63.4 million) – in spite of a lower contribution from its Morila joint venture.

Profit from mining of US$28.2 million was marginally up on the previous quarter but once-off costs related to the restructuring of the Loulo project finance facility, increased exploration expenses at the Tongon project, now at final feasibility stage, and non-cash hedge restructuring charges impacted the bottom line. Net profit was US$6.8 million against the previous quarter’s US$12.7 million and Q2 2006’s US$14.6 million.

Total cash costs rose to US$361 per ounce (Q1: US$321; Q2 2006: US$270) reflecting the weaker dollar, higher oil prices, lower production at Morila and the unscheduled utilisation of stockpiled ore at Loulo, necessitated by equipment breakdowns, which resulted in the reversing of previously deferred costs.

The company said production and net profit were expected to increase in the second half of the year when higher-grade ore will be accessed at Morila. In Q2 Loulo achieved record production of 70 660 ounces (Q1: 67 908oz; Q2 2006: 51 233oz) as a result of steady throughput at slightly higher grade and recovery rates. Mining tonnages were lower than planned owing to prolonged breakdowns of the mining contractor’s excavators, requiring mill feed to be supplemented by stockpiled ore.

The CIL expansion project was completed and commissioned during the quarter, which should ensure sustained recovery rates. Work on the tailings thickener and clarifier project, due for completion by the end of this year, continued on schedule.

Meanwhile, development of the twin underground declines for the Yalea underground mine reached a distance of 400 metres from surface at a vertical depth of 75 metres. Yalea is scheduled to deliver its first ore from underground to the plant during the last quarter of this year. At Gara, the second underground mine due to be developed at Loulo, further drilling has outlined an additional inferred resource of 400 000 ounces at 4.9g/t. Following further infill drilling, the mine’s design will be extended to exploit this additional ore, which represents an 18% increase in Gara’s underground resource.

As anticipated, production at Morila was down to 86 832 ounces (Q1: 103 224oz; Q2 2006: 135 387oz) as a consequence of lower grade and recoveries. Mine management are confident that they will meet the planned production scheduled for the second half of the year and are pursuing strategies to make up the production shortfall incurred during the first half of the year.

At the Tongon project in the Côte d’Ivoire, the feasibility study drilling programme made good progress. The study is scheduled to be at bankable level by the end of next year and, if all goes according to plan, Tongon will pour its first gold two years later. The feasibility study includes a re-scoping study in the third quarter of this year which will review the capacity of the planned processing facility in the light of the promising results received to date from the ongoing drilling programme.

On the exploration front, the company had 10 drill rigs operating in five countries - Mali, Côte d’Ivoire, Senegal, Burkina Faso and Tanzania.

Chief executive Mark Bristow said the challenges of the past quarter had been dealt with effectively and, on balance, the company was satisfied with the results that had been achieved.

“Loulo is doing exceptionally well and production at Morila is scheduled to get back on track in the latter half of the year. The Yalea underground development is making rapid progress and Tongon is increasingly shaping up as our third new mine. Meanwhile the quality of the results we’re getting from our exploration programmes continues to underline the value of our sustained and substantial investment in organic growth,” Bristow said.

“The conversion of the Loulo project finance into a US$60 million corporate revolving credit facility involved an upfront cost but has significant benefits: a lower interest rate, saving in political risk insurance, flexibility in terms of using the funds and dealing with the hedge book, and longer-dated availability.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 779 775 2288	+44 20 7557 7730	+44 20 7557 7738
+44 788 071 1386	+44 779 614 4438	Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2007

*	Loulo achieves record gold production
*	Loulo increases underground resources by 18% at Gara
*	Continued good drill results at Tongon enhance Randgold Resources’ next development project
*	New corporate facility reduces costs and increases financial flexibility
*	Bambadji joint venture enlarges Randgold Resources’ exploration footprint adjacent to Loulo infrastructure
*	Exploration results from Senegal, Burkina Faso and Ghana reward ongoing investment in organic growth

Randgold Resources Limited had 68.9 million shares in issue as at 30 June 2007

SUMMARISED FINANCIAL INFORMATION

US$000	Unaudited quarter ended 30 Jun 2007	Unaudited quarter ended 31 Mar 2007	Unaudited quarter ended 30 Jun 2006	Unaudited 6 months ended 30 Jun 2007	Unaudited 6 months ended 30 Jun 2006
Gold sales#	66 220	63 065	63 441	129 285	130 682
Total cash costs*	38 029	35 007	28 448	73 036	61 911
Profit from mining activity*	28 191	28 058	34 993	56 249	68 771
Exploration and corporate expenditure	8 594	6 521	6 938	15 115	14 625
Profit before income tax	10 034	16 225	21 486	26 259	39 908
Net profit	6 848	12 748	14 573	19 596	27 340
Net profit attributable to equity shareholders	5 764	11 418	13 754	17 182	25 299
Net cash generated from operations	14 663	13 567	21 418	28 230	43 947
Cash and cash equivalents	137 313	139 407	151 531	137 313	151 531
Attributable production+ (ounces)	105 393	109 198	105 388	214 591	224 377
Group total cash costs per ounce*+ (US$)	361	321	270	340	276
Group cash operating costs per ounce*+ (US$)	321	284	231	302	238
#	Gold sales does not include the non-cash profit/(loss) on the roll forward of hedges.

*	Refer to explanation of non-GAAP measures provided.
+	Randgold Resources consolidates 100% of Loulo and 40% of Morila.

COMMENTS

Gold sales revenue for the June 2007 quarter was up on the March 2007 quarter as well as the corresponding quarter in 2006. This was due to a continued improvement in Loulo’s gold production both quarter on quarter by 4% and a 38% increase from the June 2006 quarter compared to the June 2007 quarter. The increase in the average price received at Loulo also contributed to the increase in the gold sales revenue. This was due to 42% less ounces being delivered into the hedge during the quarter compared to the previous quarter, as a result of the roll forward of hedged ounces into 2010. This was partially offset by a drop in ounces produced at Morila, mainly influenced by a decrease in grade and recoveries over the comparable periods.

Total cash costs are higher for the June 2007 quarter compared to the quarter ended 31 March 2007, as well as to the corresponding quarter in 2006. Costs for the current quarter were negatively impacted by the weaker dollar and higher oil prices plus the impact of lower production at Morila and the unscheduled utilisation of stockpiled ore due to equipment breakdowns at Loulo with the result that previously deferred costs were reversed. The significant difference between the current quarter and the comparative quarter in 2006 is attributable to the introduction of blasting and increased consumable costs associated with the commissioning of the hard rock crusher at Loulo in July 2006. Increased consumable costs at Morila as well as stockpile and gold inventory movements at Morila and Loulo also added to the increased total cash costs. Total cash costs for the six months ended 30 June 2007 were also up from the six months ended 30 June 2006, while profit from mining for the current quarter was in line with last quarter and down from the June 2006 quarter, due to the reasons given above.

Exploration and corporate expenditure increased from US$6.5 million to US$8.6 million quarter on quarter, largely due to increased expenditure on the Tongon project. The company will continue to expense the Tongon project costs, until completion of the feasibility study.

Costs incurred on hedge restructuring (US$2.8 million), the increased Tongon project costs (US$2 million), as well as the debt restructuring (US$0.8 million) which took place during the quarter, resulted in a reduced net profit of US$6.8 million versus US$12.7 million in the March 2007 quarter and US$14.6 million during the June 2006 quarter. Similarly net profits for the six months ending 30 June 2007 were down from the six months ended 30 June 2006.

Production and net profit are forecast to increase in the second half of the year as higher grade ore is accessed at Morila.

Gold sales revenue for the six months ended 30 June 2007 was in line with the corresponding period in 2006. Cash and cash equivalents at 30 June 2007 amounted to US$137 million, compared to US$143 million at 31 December 2006. During the six months ended 30 June 2007, in addition to the US$8.6 million spent on exploration and corporate the group incurred capital expenditure of US$26.5 million. This was spent on the decline development and purchase of underground equipment, the completion of four additional carbon in leach tanks and expenditure on the thickener and clarifier at Loulo.

The Loulo project finance facility was replaced in early May with a US$60 million corporate revolving credit facility to Randgold Resources. The facility is with NM Rothschild, Société Générale, Fortis and Barclays. It carries interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The final repayment date is 1 May 2011. Only US$40.8 million of the US$60 million facility has been drawn. Should no further draw down on the outstanding facility be required, the new corporate facility allows for repayments to be scheduled as follows: 2007 to 2009 - nil; 2010 - US$16.8 million and 2011 - US$24 million. Compared to the project finance facility the corporate facility offers a lower interest rate, saving in political risk insurance, flexibility in terms of the usage of the funds, flexibility in dealing with the hedge book and longer dated availability.

OPERATIONS

LOULO

A very satisfactory performance was achieved by the Loulo operation with record gold production of 70 660 ounces as a result of steady throughput at slightly higher grade and recovery rates. This was despite mining operations being adversely affected during the quarter by prolonged breakdowns experienced by the mining contractor with their Liebherr 994B excavators, resulting in lower than planned mined tonnages.

Total gold sales revenue increased significantly due to higher ounces sold and an improvement in the average gold price received, resulting in higher profit from mining activity. This was due to 42% less ounces being delivered into the hedge during the quarter compared to the previous quarter, as a result of the roll forward of hedged ounces into 2010 and an increase in the spot price received (refer to forward commodity contracts section for more detail). This was partly offset by increased costs resulting from higher diesel prices and the weaker dollar as well as stockpile movements as a result of the lower ore tonnes mined. Due to the lack of excavator availability, mill feed had to be supplemented with ore taken from stockpiles with a resultant increase in accounting charges.

The carbon in leach expansion project was completed and commissioned during the quarter which should ensure sustained recovery levels. Work on the tailings thickener and clarifier project progressed according to schedule with all the major equipment having arrived on site and it is expected to be complete by year end. Development of the Yalea twin underground declines by Shaft Sinkers reached a vertical depth of 75 metres and 400 metres from the surface by the end of the quarter and it is anticipated that the first ore from the underground mine will be delivered to the plant during the last quarter of this year.

LOULO RESULTS	Quarter ended 30 Jun 2007	Quarter ended 31 Mar 2007	Quarter ended 30 Jun 2006	6 months ended 30 Jun 2007	6 months ended 30 Jun 2006
Mining
Tonnes mined (000)	3 616	5 707	3 934	9 323	7 975
Ore tonnes mined (000)	517	657	724	1 174	1 103
Milling
Tonnes processed (000)	683	687	630	1 370	1 352
Head grade milled (g/t)	3.3	3.2	2.8	3.2	2.9
Recovery (%)	94.6	93.8	91.9	94.2	92.4
Ounces produced	70 660	67 908	51 233	138 568	115 910
Average price received (US$/oz)+	605	543	577	575	565
Cash operating costs* (US$/oz)	304	287	277	296	283
Total cash costs* (US$/oz)	340	320	313	330	319
Profit from mining activity (US$000)*	18 711	15 337	14 416	34 048	31 141
Gold sales (US$000)*+	42 755	37 034	30 445	79 789	68 063

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold Resources consolidates 100% of Loulo and shows the minority interest separately.

*	Refer to explanation of non-GAAP measures provided.

+         Includes the impact of 19 247 ounces for the quarter (quarter ended 31 March 2007: 33 081 ounces) delivered into the hedge at US$433/oz (quarter ended 31 March 2007: US$434/oz).

MORILA

Morila produced 86 832 ounces of gold during the quarter at a total cash cost of US$403/ounce. Production was down on the previous quarter due to the advance of the mining faces available not being sufficient to expose the planned higher grade blocks. While the plant throughput was again satisfactory, lower recoveries negatively affected production. The increase in total cash costs and operating cash costs per ounce is mainly due to the lower ounces produced. Unit costs were similar to last quarter with some escalation caused by unfavourable dollar to euro exchange rate fluctuations and higher oil prices.

MORILA RESULTS	Quarter ended 30 Jun 2007	Quarter ended 31 Mar 2007	Quarter ended 30 Jun 2006	6 months ended 30 Jun 2007	6 months ended 30 Jun 2006
Mining
Tonnes mined (000)	5 379	5 015	6 006	10 394	12 065
Ore tonnes mined (000)	791	935	1 591	1 726	3 069
Milling
Tonnes processed (000)	1 052	1 055	998	2 107	2 046
Head grade milled (g/t)	2.8	3.4	4.6	3.3	4.5
Recovery (%)	91.3	92.2	92.3	91.8	92.2
Ounces produced	86 832	103 224	135 387	190 056	271 166
Average price received (US$/oz)	668	652	628	659	594
Cash operating costs* (US$/oz)	355	278	187	313	190
Total cash costs* (US$/oz)	403	322	229	359	230
Profit from mining activity (US$000)*	23 700	31 803	51 443	55 503	94 073
Attributable (40% proportionately consolidated)
Gold sales (US$000)	23 465	26 031	32 996	49 496	62 620
Ounces produced	34 733	41 290	54 155	76 023	108 467
Profit from mining activity (US$000)*	9 480	12 721	20 577	22 201	37 629
*	Refer to explanation of non-GAAP measures provided.

Mine management is confident that they will meet the planned production scheduled for the second half of the year and is pursuing strategies to recover the production shortfall incurred during the first half of the year.

PROJECTS AND EVALUATION

LOULO UNDERGROUND DEVELOPMENT PROJECTS

Yalea

The main development of the Yalea underground mine at Loulo is well underway. The sinking of the twin decline system started as per the schedule agreed to with the development contractor Shaft Sinkers. This development continued throughout the quarter and achieved a total of 526 linear metres. This means that each decline has now achieved a distance of 400 metres from surface, at a vertical depth of 75 metres.

Other construction work also continued apace, with the concrete tunnel construction inside the boxcut starting off and the office and workshop complex nearing completion.

The training of the Malian workforce progressed well during the quarter with the first Malian safety and training officer being trained and appointed. In addition, the project also finished the quarter without any Lost Time Injuries since its inception in August 2006.

A new underground mine design and scheduling for Yalea was completed during this quarter. It was realised that the previous development design, layout and schedule was not optimum in exploiting the big increase in reserves declared for 2006. The new Yalea design incorporates many improvements, most notably in terms of ventilation, stope access as well as waste and ore handling.

Gara

As a result of drilling carried out in the Gara South area, an additional inferred resource of 400 000 ounces at 4.9g/t has been outlined in this area. On completion of further infill drilling, the mine design, incorporating the innovations of the new Yalea design, will be extended to exploit this additional ore.

TONGON PROJECT

The feasibility study drilling programme has progressed well and details are given in the section on exploration activities. Geotechnical data is being collected and samples have been taken for metallurgical testing. The environmental and social impact assessment for the mine has commenced and will be compiled by Digby Wells & Associates. They have made an initial visit and will be carrying out the work in association with local consultants approved by Agence National de l’Environment.

Randgold Resources has planned to complete the feasibility study to a bankable level by the end of next year. The company believes the people and governing structures in Côte d’Ivoire are committed to peace and if all proceeds according to plan, Randgold Resources will produce gold from its third gold mine in late 2010.

A significant part of the feasibility study schedule is a re-scoping study which is planned for the forthcoming quarter. This will focus on reviewing the design capacity of the planned processing facility given the promising results received to date from the ongoing drilling programmes. It will also assist with scheduling the ordering of “long lead items”.

EXPLORATION ACTIVITIES

It was a very busy quarter in exploration with 10 drill rigs operating in five countries. While Loulo has always been Randgold Resources’ most prospective region, and continues to be so, it is now getting some serious competition from other areas in the company’s portfolio, namely Senegal, Burkina Faso, Tanzania and most importantly the Côte d’Ivoire.

At Gara South, deep drilling continued and has outlined additional underground resources of 400 000 ounces at 4.9g/t and the orebody has now been confirmed to vertical depths of almost 700 metres below the surface and is still open.

Gara South: deep drillhole intersections Q2 – 2007

Hole Id	From (m)	To (m)	Width (m)	Grade (g/t)	True width (m)	Including
L0CP122	82.00	88.90	6.90	7.21	4.13
	434.50	450.95	16.45	4.05	12.74	6.72m @ 7.44g/t
LOCP127	562.70	572.22	9.52	6.69	8.22	3.07m @ 17.02g/t
LOCP129	835.90	849.10	13.20	4.80	9.38	3.50m @ 14.09g/t
	860.00	866.30	6.30	4.08	4.48
LOCP130	741.00	744.80	3.80	2.42	2.45
	752.15	756.40	4.25	1.44	3.49
LOCP132	656.30	660.20	3.90	17.92	2.96	1.20m @ 58.80g/t

At Faraba, also on the Loulo permit, drilling in the gap area between the main and northern zones has returned multiple mineralised intercepts, the best of which includes FADH015: 13.32 metres at 3.96g/t and 10.55 metres 8.68g/t and FADH019: 4.28 metres at 8.67g/t. Drill hole FADH018 drilled at Bandankoto, some 1.5 kilometres south of the main zone, on the same structure returned, amongst other intercepts, 24.12 metres at 2.16g/t. The drilling has extended the bedrock footprint of mineralisation to 3 kilometres and work is progressing to connect these zones, which are still separated due to the sheer size of the structure. Further afield in the Faraba area, a regional RAB programme has targeted surface gold anomalies and conceptual targets associated with prospective structures along the Faraba-P64 shear corridor. This programme has so far returned anomalous intersections at nine different targets and results are still being received.

Elsewhere in the Loulo permit, additional diamond drilling at Baboto is developing the structural and geological framework. At Yalea South, diamond drilling on conceptual targets intersected gold mineralisation associated with fractured quartzites with YSDH06 returning 5 metres at 4.86g/t. Diamond drilling along the P125 to Baboto structure returned 6 metres at 8.66g/t close to surface and at 185.90 metres a 44 metre wide zone of sheared silica-carbonate altered breccia returned 7 metres at 2.91g/t from 208 metres in borehole L3DH26.

In Senegal, 9 203 metres of RAB drilling was completed, testing eight targets, and has been followed up by 2 660 metres of diamond drilling on three targets. The positive RAB results at Massawa have been confirmed by seven diamond holes which have now delineated bedrock mineralisation over three kilometres. The results are presented in the table on the following page. Mineralisation locates in various lithologies (sediments, mafic volcanics and porphyries) but is structurally controlled with a prominent hangingwall and footwall structure, often graphitic. There are varying degrees to the intensity of alteration (silica-carbonate-sericite-pyrite-arsenopyrite) and locally brecciation and brittle fracturing are associated with the gold mineralisation.

Massawa: diamond drillhole results Q2 - 2007

Hole Id	From (m)	To (m)	Width (m)	Grade (g/t)	Including
MWDDH001	67.02	82.45	15.43	1.59
	118.55	122.90	4.35	6.71
	132.93	138.50	5.57	8.80
MWDDH002	108.20	112.20	4.00	1.47
	135.94	148.10	12.16	2.90
MWDDH003	78.00	87.30	9.30	3.80
	94.04	100.00	5.96	5.47
	131.80	140.50	8.70	2.60
MWDDH004	140.62	143.70	3.08	1.60
MWDDH005	102.00	105.40	3.40	2.70
	137.00	146.52	9.52	6.90	2.07m @ 28.40g/t
MWDDH006	104.50	115.09	10.59	1.68
	132.45	148.58	16.13	4.10
	176.50	178.50	2.00	2.45
	240.05	262.00	21.95	1.74	7.45m @ 3.31g/t
MWDDH007	156.00	183.32	27.32	5.80	1.00m @ 95.50g/t
					1.10m @ 32.30g/t
	217.20	237.00	19.80	1.15
	306.00	308.00	2.00	3.59

At Bambaraya, drilling did not confirm the potential of this target and no further work will be carried out there. Further diamond drilling was postponed at Sofia and Delaya pending RAB drilling on the two respective corridors. A joint venture has been concluded with IAMGOLD on their 343km² Bambadji permit, adjacent to Loulo and consolidates our groundholding in that region. Randgold Resources has the option to earn a 51% stake in the project by funding and completing a prefeasibility study. Following the prefeasibility study, IAMGOLD can retain a 49% stake in the project by co-funding a full feasibility study or dilute to a 35% stake. A team is on the ground completing geological traverses to develop an interpretation of the Senegal - Malian structural corridor and includes a 25 by 5 kilometre gold in soil anomaly which has seen very little drilling. This will lead on to a target generation phase and the design of field programmes for commencement in the final quarter of the year.

In Burkina Faso, on the Kiaka target a geological estimate of 2 million ounces at approximately 1g/t has been calculated confirming the large tonnage, low grade, bulk mineable nature of the target. New results for the quarter include KDH015: 202 metres at 0.76g/t, KDH016: 201 metres at 0.81g/t and KDH017: 166 metres at 1.26g/t. An economic scoping study is being completed including metallurgy, pit optimisations and financial analysis.

In Ghana, Randgold Resources now has an established portfolio of defined gold in soil and gold in rock targets. Follow-up work on the Bole permit has returned multiple 1 to 5 kilometre long gold in soil anomalies along a 14 kilometre structural corridor. The team is now busy with preliminary trenching prior to possible RAB drilling in the final quarter of the year.

In Côte d’Ivoire, Randgold Resources continues to make progress with the feasibility drilling at Tongon and by quarter end an additional 39 diamond drill holes for 9 150 metres had been completed (24 holes for 4 100 metres in the northern zone and 15 holes for 5 030 metres in the southern zone). This brings the total drilling to 69 holes for 14 600 metres out of the planned 30 000 metre programme. Drilling will continue during July, but will then break for two months due to the annual wet season. This will enable the completion of the updated scoping study, including new geological and resource models.

The main shear zone in the northern zone has now been defined over a 2.2 kilometre strike, trends 250 degrees – 260 degrees and dips 80 degrees – 70 degrees northwest. It is represented by wide zones of pervasively foliated and altered mafic volcaniclastics. The mineralisation locates between a hangingwall and footwall shear which are both commonly graphitic. The mineralised zone is associated with increased silicification, sulphidation and fine brecciation. The results received during the quarter are presented in the table below. In addition four deep holes are in the process of being drilled to test for depth continuity, at this stage to 250 vertical metres; the first hole cut 50 metres of mineralisation between two graphitic shears, results are pending.

Tongon northern zone: diamond drillhole results Q2 - 2007

Hole Id	From (m)	To (m)	Width (m)	Grade (g/t)	Including
TND 065	73.92	79.39	5.47	2.21
TND 066	123.17	130.07	6.90	1.43
TND 067	93.03	94.87	1.84	2.96
TND 068	101.61	109.41	7.80	1.27
	121.00	125.00	4.00	4.58
	128.43	134.21	5.78	1.10
TND 069	138.36	141.33	2.97	18.99
TND 070	39.50	46.00	3.60	1.18
	56.50	67.09	10.59	1.60
	79.07	81.40	2.33	3.66
	94.94	100.00	5.06	2.03
	105.77	110.00	4.23	0.76
TND 071	26.50	32.00	5.50	1.11
	37.35	47.02	9.67	0.90
	51.00	53.00	2.00	2.26
	61.75	68.15	6.40	0.51
TND 072	86.72	93.09	6.37	1.59
	95.78	108.09	12.31	2.84
TND 074	90.00	112.20	22.20
TND 075	46.00	50.00	4.00	1.47
	67.00	82.95	15.95	1.25
TND 103	47.50	57.36	9.86	2.16
	77.83	86.34	8.51	1.09
	120.02	125.77	5.75	1.17
TND 104	135.50	158.20	22.70	3.00	8.71m @ 5.47g/t
TND 105	126.05	141.69	15.64	3.27	3.60m @ 9.62g/t
TND 106	99.48	115.55	16.07	0.91
TND 107	98.06	114.63	16.57	3.26
TND 108	92.69	113.24	20.55	3.46
TND 109	83.35	109.05	25.70	3.39	7.30m @ 5.61g/t
TND 110	137.32	160.30	22.98	1.41
	164.00	178.00	14.00	1.77

The southern zone is more geologically complex with multiple zones trending in a 45 degrees – 50 degrees direction with variable dips from 75 degrees – 60 degrees to the northwest. Drilling has confirmed continuous mineralisation over a 2 kilometre strike length which is open in all directions. The ore zones appear lensoid in shape and thus their strike and depth continuity are variable. The mineralised zones are hosted within quartz and shear bounded, northwest dipping, brecciated volcaniclastic zones.

The results received during the quarter are presented in the table below.

Tongon southern zone: diamond drillhole results Q2 – 2007

Hole Id	From (m)	To (m)	Width (m)	Grade (g/t)	Including
TND 078	92.67	106.11	13.44	1.63	5.12m @ 3.12g/t
	120.15	124.56	4.41	2.71
	133.25	136.60	3.35	22.77	1.20m @ 62.00g/t
	175.10	214.55	39.45	2.12
TND 079	192.43	203.81	11.38	2.49
TND 080	84.55	87.16	2.61	1.10
	139.00	141.12	2.12	5.64
	182.50	184.25	1.75	8.49
	189.48	198.95	9.47	2.09
	202.21	206.60	4.39	1.11
	209.62	216.17	6.55	2.30
	228.66	232.43	3.77	8.70
TND 081	224.85	239.44	14.59	1.46
TND 082	106.15	113.86	7.71	3.01
	134.10	137.14	3.04	0.99
	251.19	253.37	2.18	5.91
	259.80	261.71	1.91	2.11
TND 083	150.36	155.21	4.85	2.80
	233.16	239.95	6.79	5.52	4.39m @ 8.13g/t
	249.55	255.10	5.55	4.86
TND 085	164.14	165.40	1.26	5.30
	190.84	194.24	3.40	1.38
	205.65	216.58	10.93	3.14
	220.11	228.96	8.85	1.57
	239.84	243.14	3.30	7.72
	278.10	282.15	4.05	8.46
	296.10	297.70	1.60	2.91
TND 086	140.42	143.60	3.18	2.00
	153.66	205.77	52.11	3.91	14.76m @ 4.98g/t
					24.12m @ 4.47g/t
	221.40	226.71	5.31	4.67
	235.98	259.31	23.33	3.98	8.08m @ 5.98g/t
	303.91	307.04	3.13	5.58
	317.37	333.48	16.11	3.05	8.52m @ 4.62g/t
TND 087	134.04	140.40	6.36	1.24
	151.80	154.61	2.81	1.87
	161.30	165.55	4.25	2.09
	180.20	188.30	8.10	1.29
	253.80	266.86	13.06	2.48
TND 091	96.00	107.65	11.65	4.45	9.00m @ 5.20g/t
	119.00	121.00	2.00	0.10
	132.10	144.60	12.50	3.06
	159.08	170.10	11.02	4.14
	204.00	209.00	5.00	1.50
	259.30	268.60	9.30	2.52
TND 092	110.15	118.30	8.15	2.48
	154.20	162.10	7.90	1.97
	184.00	189.40	5.40	1.01
	250.00	262.30	12.30	2.53
	274.00	292.60	18.60	2.26

In addition to the feasibility drilling a review of 19 targets within the Nielle permit has been completed and highlighted 12 targets for follow up work. Tongon East is the highest priority; the target is characterised by a strong surface gold geochemical anomaly, 1 kilometre long at plus 500ppb and so far has been tested by two trenches; TST002: 16 metres at 8.37g/t and TST004: 6 metres at 2.06g/t, 2 metres at 12.86g/t and 4 metres at 2.10g/t.

In Tanzania following the conclusion of the Miyabi joint venture with African Eagle, diamond drilling commenced on the first of two regional lines across a 7 by 2 kilometre northeast trending soil anomaly, which already hosts resources of 520 000 ounces at 1.3g/t. Results are pending.

CONSOLIDATED INCOME STATEMENT

US$000	Unaudited quarter ended 30 Jun 2007	Unaudited quarter ended 31 Mar 2007	Unaudited quarter ended 30 Jun 2006	Unaudited 6 months ended 30 Jun 2007	Unaudited 6 months ended 30 Jun 2006
REVENUES
Gold sales on spot	70 752	70 483	66 684	141 235	133 925
Loss on matured hedges	(4 532)	(7 418)	(3 243)	(11 950)	(3 243)
Non-cash (loss)/profit on roll forward of hedges	(2 842)	235	(2 050)	(2 607)	(5 277)
Total	63 378	63 300	61 391	126 678	125 405
OTHER INCOME
Interest income	1 779	1 829	1 754	3 608	3 803
Other income	255	167	164	422	180
Total other income	2 034	1 996	1 918	4 030	3 983
Total income	65 412	65 296	63 309	130 708	129 388
COSTS AND EXPENSES
Mine production costs	30 800	31 445	29 066	62 245	56 477
Movement in production inventory and ore stockpiles	(472)	(3 740)	(7 697)	(4 212)	(8 993)
Depreciation and amortisation	5 821	6 072	4 962	11 893	9 926
General and administration expenses	3 214	3 018	2 824	6 232	5 698
Mining and processing costs	39 363	36 795	29 155	76 158	63 108
Transport and refinery costs	296	247	126	543	279
Royalties	4 191	4 037	4 129	8 228	8 450
Exploration and corporate expenditure	8 594	6 521	6 938	15 115	14 625
Exchange losses/(gains) - net	989	624	(146)	1 613	(306)
Unwind of discount on provisions for rehabilitation	96	96	84	192	168
Interest expense	1 849	751	1 537	2 600	3 156
Profit before income tax	10 034	16 225	21 486	26 259	39 908
Income tax expense	(3 186)	(3 477)	(6 913)	(6 663)	(12 568)
Net profit	6 848	12 748	14 573	19 596	27 340
Attributable to:
Equity shareholders	5 764	11 418	13 754	17 182	25 299
Minority shareholders	1 084	1 330	819	2 414	2 041
	6 848	12 748	14 573	19 596	27 340
Basic earnings per share (US$)	0.08	0.17	0.20	0.25	0.37
Fully diluted earnings per share (US$)	0.08	0.16	0.20	0.24	0.36
Average shares in issue (000)	68 863	68 820	68 266	68 842	68 275

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

CONSOLIDATED BALANCE SHEET

US$000	Unaudited at 30 Jun 2007	Unaudited at 31 Mar 2007	Audited at 31 Dec 2006	Unaudited at 30 Jun 2006
Assets
Non-current assets
Property, plant and equipment	255 941	245 443	241 300	228 426
Cost	324 373	308 054	297 839	272 047
Accumulated depreciation and amortisation	(68 432)	(62 611)	(56 539)	(43 621)
Deferred taxation	1 041	2 654	2 993	2 385
Long-term inventories and ore stockpiles	45 724	43 915	41 614	26 841
Receivables	14 568	13 856	13 702	—
Total non-current assets	317 274	305 868	299 609	257 652
Current assets
Inventories and stockpiles	35 839	35 161	34 200	39 956
Receivables	40 416	35 803	34 999	49 554
Cash and cash equivalents	137 313	139 407	143 356	151 531
Total current assets	213 568	210 371	212 555	241 041
Total assets	530 842	516 239	512 164	498 693
Shareholders’ equity	359 174	342 110	336 063	303 123
Minority interest	7 121	6 037	4 707	3 436
Total equity	366 295	348 147	340 770	306 559
Non-current liabilities
Long-term borrowings	45 226	24 739	25 666	37 593
Loans from minority shareholders in subsidiaries	2 829	2 801	2 773	2 633
Deferred taxation	462	462	462	—
Financial liabilities - forward gold sales	42 277	46 693	39 969	50 261
Provision for rehabilitation	9 033	8 938	8 842	9 661
Total non-current liabilities	99 827	83 633	77 712	100 148
Current liabilities
Financial liabilities - forward gold sales	16 636	20 010	27 525	24 168
Current portion of long-term borrowings	3 496	24 819	24 818	24 779
Accounts payable and accrued liabilities	44 219	39 630	39 461	36 077
Taxation payable	369	—	1 878	6 962
Total current liabilities	64 720	84 459	93 682	91 986
Total equity and liabilities	530 842	516 239	512 164	498 693

The increase in property, plant and equipment from 31 December 2006 is due to capital expenditure of US$26.5 million. This was spent on the decline development and purchase of underground equipment, the completion of 4 CIL tanks and expenditure on the thickener and clarifier at Loulo.

The group has the following capital commitments:

Contracted capital expenditure	US$11.1 million
Authorised but not contracted	US$6.7 million

The increase in receivables is mainly due to an increase in trade debtors, resulting from gold shipment made on the last day of the quarter and an increase in reimbursable indirect taxes owing to Morila.

The increase in long-term borrowings and corresponding decrease in the current portion of long-term borrowings is due to the new corporate facility replacing the original project finance facility. The original project finance facility required a repayment of US$21.3 million in 2007.

In May 2007, the facility was replaced by a US$60 million corporate revolving credit facility which is repayable by 1 May 2011. The maximum amounts outstanding under the facility are: prior to 1 November 2009 - US$60 million; up to 1 May 2010 - US$48 million; up to 1 November 2010 - US$36 million; up to 1 May 2011 - US$24 million.

The security package includes a pledge over Randgold Resources’ shareholding in the Loulo and Morila mines and intermediate shareholding companies, first ranking pledge over the existing and any future hedging arrangements and upstream guarantees from the companies which hold Randgold Resources interest in the Loulo and Morila mine.

The increase in accounts payable and accrued liabilities is mainly the result of an increase in supplier balances at Loulo, due to the timing of payments.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves US$000
Balance – 31 Dec 2005	68 072 864	3 404	208 582	(41 000)
Net income	—	—	—	—
Movement on cash flow hedges -
Transfer to income statement	—	—	—	5 277
Fair value movement on financial instruments	—	—	—	(31 339)
Total recognised income/(loss)	—	—	—	(26 062)
Share-based payments	—	—	—	1 313
Share options exercised	222 700	11	740	—
Shares vested#	6 830	—	108	(108)
Balance – 30 Jun 2006	68 302 394	3 415	209 430	(65 857)
Balance – 31 Dec 2006	68 763 561	3 440	213 653	(59 430)
Net income	—	—	—	—
Movement on cash flow hedges -
Transfer to income statement	—	—	—	2 453
Fair value movement on financial instruments	—	—	—	8 581
Total recognised income/(loss)	—	—	—	11 034
Share-based payments	—	—	—	929
Share options exercised	102 000	5	835	—
Exercise of options previously expensed under IFRS 2	—	—	226	(226)
Shares vested#	10 102	—	170	(170)
Dividend relating to 2006	—	—	—	—
Balance – 30 Jun 2007	68 875 663	3 445	214 884	(47 863)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Accumulated Profits US$000	Total attributable to equity shareholders US$000	Minority interest US$000	Total equity US$000
Balance – 31 Dec 2005	130 836	301 822	1 395	303 217
Net income	25 299	25 299	2 041	27 340
Movement on cash flow hedges -
Transfer to income statement	—	5 277	—	5 277
Fair value movement on financial instruments	—	(31 339)	—	(31 339)
Total recognised income/(loss)	25 299	(763)	2 041	1 278
Share-based payments	—	1 313	—	1 313
Share options exercised	—	751	—	751
Shares vested#	—	—	—	—
Balance - 30 Jun 2006	156 135	303 123	3 436	306 559
Balance - 31 Dec 2006	178 400	336 063	4 707	340 770
Net income	17 182	17 182	2 414	19 596
Movement on cash flow hedges -
Transfer to income statement	—	2 453	—	2 453
Fair value movement on financial instruments	—	8 581	—	8 581
Total recognised income/(loss)	17 182	28 216	2 414	30 630
Share-based payments	—	929	—	929
Share options exercised	—	840	—	840
Exercise of options previously expensed under IFRS 2	—	—	—	—
Shares vested#	—	—	—	—
Dividend relating to 2006	(6 874)	(6 874)	—	(6 874)
Balance - 30 Jun 2007	188 708	359 174	7 121	366 295
#

Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

CONSOLIDATED CASHFLOW STATEMENT

US$000	6 months ended 30 Jun 2007	6 months ended 30 Jun 2006
Profit before income tax	26 259	39 908
Adjustment for non-cash items	15 620	16 699
Effects of changes in operating working capital items	(7 577)	(8 996)
Income tax paid	(6 072)	(3 664)
Net cash generated from operating activities	28 230	43 947
Additions to property, plant and equipment	(26 534)	(35 716)
Financing of contractors	—	105
Net cash used by investing activities	(26 534)	(35 611)
Ordinary shares issued	840	751
Decrease in long-term loans	(1 705)	(10 008)
Dividends paid to company’s shareholders	(6 874)	—
Net cash used by financing activities	(7 739)	(9 257)
Net decrease in cash and cash equivalents	(6 043)	(921)
Cash and cash equivalents at beginning of year	143 356	152 452
Cash and cash equivalents at end of year	137 313	151 531

NON-GAAP MEASURES

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

US$000	Quarter ended 30 Jun 2007	Quarter ended 31 Mar 2007	Quarter ended 30 Jun 2006	6 months ended 30 Jun 2007	6 months ended 30 Jun 2006
Gold sales on spot	70 752	70 483	66 684	141 235	133 925
Loss on matured hedges	(4 532)	(7 418)	(3 243)	(11 950)	(3 243)
Gold sales	66 220	63 065	63 441	129 285	130 682
Mine production costs	30 800	31 445	29 066	62 245	56 477
Movement in production inventory and ore stockpiles	(472)	(3 740)	(7 697)	(4 212)	(8 993)
Transport and refinery costs	296	247	126	543	279
Royalties	4 191	4 037	4 129	8 228	8 450
General and administration expenses	3 214	3 018	2 824	6 232	5 698
Total cash costs	38 029	35 007	28 448	73 036	61 911
Profit from mining activity	28 191	28 058	34 993	56 249	68 771

FORWARD COMMODITY CONTRACTS

The group’s hedging position at 30 June 2007 appears below:

Maturity date	Forward sales Ounces	Forward sales average US$/oz
Year ended 2007	38 507	439
Year ended 2008	80 496	429
Year ended 2009	84 996	435
Year ended 2010	41 748	500
Total	245 747	445

The forward contracts all relate to Loulo with Morila’s production being completely exposed to spot gold prices. The remaining portion of the hedge book represents approximately 21% of planned production at Loulo and 14% of the group’s attributable production for the period.

During the quarter, the company delivered into 19 247 ounces of its hedge book at an average price of US$433/oz. The company rolled out to 2010 a portion of its 2007 forward sales contracts in order to achieve some price protection over the period of the Loulo underground capital programme. A total of 41 748 ounces were moved from a previous average price of US$444/oz to US$500/oz in 2010. The mark-to-market loss on the hedges at the time of the roll out will impact the income statement in the current year, and the portion pertaining to the June quarter amounts to US$3.9 million.

GENERAL

The company continues to evaluate value creating opportunities through exploration, discovery and development, as well as the leverage from acquisition opportunities.

Despite the lower results from Morila, Randgold Resources’ management remains confident that it will achieve the group’s production forecast for the year.

DM Bristow	GP Shuttleworth
Chief executive	Financial director
2 August 2007

RANDGOLD RESOURCES UPDATES

GOING FOR PURE GOLD

In a presentation to the Prospectors and Developers Association Conference in Toronto in March this year, National Bank Financial managing director and mining group head Gordon J Bogden said that a dearth of merger and acquisition opportunities combined with “a shortage of decent projects” could force pure gold companies to diversify into other metals. He pointed out that the global project pipeline would start to peter out after 2009 and that in the meantime marginal assets were being promoted as real mining prospects.

Substantial increases in base metal prices over the past four years have thus far favoured companies with mixed asset bases. During that time the copper price, for example, has increased fivefold in US dollar terms while the gold price has only doubled. However, it is doubtful whether this scenario is sustainable - the future of base metal prices may be more uncertain while the prospects for precious metals remain intact.

Significantly, the rapid growth in the popularity of exchange traded gold funds (ETFs) strongly suggests that there is a demand from investors for pure gold exposure. Gold ETFs, which trade on stock exchanges worldwide, are a form of securitised gold investment which has been designed to track the gold price almost exactly. Unlike derivative products, they are 100% backed by physical gold. The world’s gold ETFs, which number around 10, held gold amounting to more than 650 tonnes and worth more than US$13 billion at the end of 2006.

In their March 2007 report on intermediate gold producers, Arbuthnot Securities point to the rapid growth in ETFs as evidence that the market expects longer-term gold price increases. Yet gold equities have performed relatively poorly in the best gold market in more than 25 years. In a report titled “What is Wrong with Gold Shares?”, CIBC World Markets recently examined the reasons for this underperformance. These include the fact that the industry is rapidly becoming ex-growth resulting in the rationale for paying high multiples being challenged, that the new project line-up is shrinking and that those on the drawing board lack internal rate of return (IRR) excitement. The small number of meaningful new discoveries has limited the Blue Sky component normally reflected in the share price. And, by no means least, gold companies are deriving more of their cash flow from base metals, thereby contaminating gold with what has historically been a weaker reward source of revenue.

Some players in the industry are aware of the attractiveness of remaining untainted. Newmont recently announced that it was reverting to a pure gold company in order to maximise gold price leverage for its shareholders. In a separate development, analysts have urged Meridian’s shareholders to demand a substantial premium from Yamana for trading their gold exposure for a blended gold/copper company.

Through all the consolidation and diversification, Randgold Resources has resolutely remained a pure gold play. While latter-day alchemists are trying to persuade the market that copper is gold, it has continued to invest in exploration programmes that sustain a gold prospect portfolio with few if any peers in the industry. Thus it continues to offer investors future revenues which are 100% exposed to the yellow metal and a better gearing to the gold price than ETFs.

FEASIBILITY TEAM REVS UP AT TONGON

Randgold Resources’ third potential mine development in less than 10 years is rapidly moving ahead at Tongon in the Côte d’Ivoire, where the team responsible for the successful feasibility studies at Morila and Loulo has been reconstituted and tasked with taking the Tongon feasibility study to bankable level.

In line with Randgold Resources’ integrated, in-house approach to feasibility studies, the six-man core team includes exploration, evaluation and development experts who between them have some 150 years’ experience in the mining industry. External technical experts will be used as necessary in non-core areas such metallurgical testing and geotechnical modelling.

GM Technical Adrian Reynolds says the big advantage of a team which integrates the key disciplines is that it can move seamlessly through the various stages of a project.

The team started off with a site visit in the first week of June, accompanied by chief executive Mark Bristow, Randgold Resources’ manager for Côte d’Ivoire Bodiel N’Diaye, the general manager for Mali Mahamadou Samake and the general manager of Somilo Amadou Konta. Various infrastructural options were examined and a timetable for the feasibility study as well as a preliminary project schedule were agreed. This group subsequently met with the Ivorian prime minister Guillame Soro and the minister of mines Leon-Emmanuel Monnet in Abidjan.

“We are aiming to complete the feasibility study by the end of 2008 and, all being well, Tongon should pour its first gold two years later,” Reynolds said.

NEW AUDITORS APPOINTED

Randgold Resources has appointed BDO Stoy Hayward as the new auditors to the group. It is the UK member firm of BDO International, the world’s fifth largest accountancy network with over 30 000 partners and staff in 600 offices in 100 countries.

Chief financial officer Graham Shuttleworth said BDO Stoy Hayward had been selected on the strength of its natural resources team in London, which acts for more than 30 listed mining companies with assets from Alaska to Zambia. “We are confident that BDO, as a top five global firm, will provide the highest quality service that we receive from all our professional advisors and look forward to a long-standing relationship. We also believe that the change of auditors will enhance our controls through a fresh look at the group,” he said.

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands

Registrars: Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services PLC, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations: For further information contact Kathy du Plessis on Telephone +44 20 7557 7738, e-mail: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.